Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

                                                                                                                   9 Months Ended
                                                   Years Ended December 31,                                         September 30,
                                          -----------------------------------------------------------------------------------------
                                               1995          1996             1997          1998          1999           2000
Fixed Charges
  Interest expense on indebtedness           $  8,086     $  15,996        $  14,685      $ 6,857       $ 5,556       $ 10,882
  Interest expense on portion of rent
    expense representative of interest            498           435              394          340           366            330
  Total Fixed Charges                        $  8,584     $  16,431        $  15,079      $ 7,197       $ 5,922       $ 11,212

Earnings (Loss):
  Net income (loss) before provision
    for income taxes and
    minority interest                        $124,128     $(189,389)       $(160,544)     $34,876       $84,735       $ 99,617
  Fixed charges per above                       8,584        16,431           15,079        7,197         5,922         11,212
  Total earnings (loss)                      $132,712     $(172,958)       $(145,465)     $42,073       $90,657       $110,829
Ratio of earnings to fixed charges              15.46        (10.53)           (9.65)        5.85         15.31           9.88
Coverage deficiency                                --     $(189,389)       $(160,544)          --            --             --